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Geoffrey Chan *

Shu Du *

Andrew L. Foster *

Chi T. Steve Kwok *

Edward H.P. Lam ¨*

Haiping Li *

Rory McAlpine ♦

Jonathan B. Stone *

Kai Sun

Paloma P. Wang

♦ (Also Admitted in England & Wales)

* (Also Admitted in New York)

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September 20, 2022

VIA EDGAR

Ms. Alyssa Wall

Mr. Dietrich King
Ms. Nasreen Mohammed

Mr. Joel Parker

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pinduoduo Inc.

Form 20-F for the Fiscal Year Ended December 31, 2021

Filed on April 25, 2022 (File No. 001-38591)

Dear Ms. Wall, Mr. King, Ms. Mohammed and Mr. Parker,

We write on behalf of our client, Pinduoduo Inc. (the “Company”). The Company has received the letter dated September 15, 2022 (the “Letter”) from the staff of the Securities and Exchange Commission regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 (the “2021 Form 20-F”). The Company respectfully requests an extension to the deadline for responding to the Letter due to the additional time required to gather sufficient information and prepare a thorough response. The Company will provide its response to the Letter via EDGAR as soon as possible, and in any event no later than October 14, 2022.

If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the undersigned at +86 21 6193 8225 or yuting.wu@skadden.com.

Very truly yours,

/s/ Yuting Wu
Yuting Wu

cc:	Lei Chen, Chairman of the Board of Directors and Chief Executive Officer Jianchong Zhu, General Counsel, Pinduoduo Inc. Franky Liu, Partner, Ernst & Young Hua Ming LLP

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